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Given Imaging Announces Expansion of Distribution Relationship with FUJIFILM

- FUJIFILM to Begin Selling PillCam® Product in Japan as of January 2009 -

YOQNEAM, Israel, January 20th, 2009 - Given Imaging Ltd. (NASDAQ: GIVN) today announced the expansion of its relationship with FUJIFILM Corporation by entering into an agreement with FUJIFILM Medical Co. Ltd., a fully owned subsidiary  of FUJIFILM, to distribute Given Imaging’s PillCam® SB product line in Japan as of January 20th, 2009. FUJIFILM already distributes PillCam SB in certain countries, including China, and has collaborated with Given Imaging in research and development since 2007.

“We are pleased to expand our relationship with FUJIFILM, a worldwide leader with a proven track record in the endoscopy market,” said Homi Shamir, President and CEO of Given Imaging.  “We believe that this partnership will provide excellent care for those patients suffering from gastrointestinal disorders in Japan. With both Suzuken and FUJIFILM Medical acting as distributors of the Company’s products for the small bowel in Japan, we can expand our footprint and sales in the promising Japanese market.  In addition, FUJIFILM’s Double Balloon endoscope, launched in 2003 to treat diseases of the small bowel, is the perfect complement to Given Imaging’s capsule endoscopy.”

“The combination of FUJIFILM’s Double Balloon endoscopy with Given Imaging’s PillCam SB provides a very effective diagnostic and therapeutic solution to physicians for treating small bowel disorders,” said Hisatoyo Kato, president and CEO of FUJIFILM Medical Co. “We are also thrilled by the prospects of connecting the output of these two devices to the Hospital Information Systems through our "nexus sif” filing system.”

About Given Imaging

Since 2001 Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam® Platform.  PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam SB, the esophagus through PillCam ESO and the colon with PillCam COLON [not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest.  Given Imaging's other capsule products include AgileTM patency capsule, to verify intestinal patency, and  Bravo® , the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD).  Given Imaging's products use cutting-edge wireless technology and advanced software to enable gastroenterologists to better diagnose and more accurately treat patients.  All Given Imaging products allow patients to maintain normal activities.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore.  For more information, please visit http://www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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